Issuer Free Writing Prospectus dated November 16, 2011
Filed Pursuant to Rule 433
Registration No. 333-177167
(Relating to Preliminary Prospectus Supplement dated November 15, 2011)
We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated October 14, 2011, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll-free (866) 803-9204. References herein to “we,” “us,” “our” and “Idenix” refer to Idenix Pharmaceuticals, Inc.
The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Idenix Pharmaceuticals, Inc. (NASDAQ: IDIX)

Common stock offered by Idenix	9,393,416 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 1,409,013 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriter does not exercise this over-allotment option.

Common stock to be outstanding after the offering	105,546,803 shares, based on 96,153,387 shares outstanding as of September 30, 2011, which does not include, as of that date:

• 7,803,512 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 at a weighted-average exercise price of $6.17 per share; and

• an aggregate of 1,935,940 additional shares of common stock reserved for future issuance as of September 30, 2011 under our 2005 Stock Incentive Plan, as amended.

Public offering price	$6.50 per share.

Net proceeds to Idenix	$57.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	November 16, 2011.

Closing date	November 21, 2011.

Dilution	Our net tangible book value as of September 30, 2011 was approximately $(11.3) million, or $(0.12) per share. If you purchase common stock in the offering, you will incur an immediate and substantial dilution in net tangible book value of $6.07 per share, after giving effect to the sale by us of 9,393,416 shares of common stock in the offering at the public offering price of $6.50 per share.

Financial advisory fee	Upon the closing of the offering, we will pay MTS Securities, LLC a financial advisory fee equal to $915,000.

Sole book-running manager	J.P. Morgan Securities LLC